Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Allergan, Inc.:

     We consent to the use of our reports dated February 6, 2004, with respect to the consolidated balance sheets of Allergan, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, which reports appear in the December 31, 2003 annual report on Form 10-K of Allergan, Inc. and to the reference to our firm under the heading “Experts” in the registration statement. Our reports refer to a change in the method of accounting for derivative instruments and hedging activities in 2001 and a change in the method of accounting for goodwill and intangible assets in 2002.

KPMG LLP

Costa Mesa, California
August 3, 2004